February 11, 2008
Via Facsimile, Federal Express and EDGAR
Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	RAE Systems Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarter Ended September 30, 2007
File No. 001-31783
Dear Mr. Vaughn,
On behalf of RAE Systems Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “SEC”), dated January 30, 2008, with respect to the Company’s Form 10-Q for the quarter ended September 30, 2007. For your convenience, we have repeated the comment set forth in the Staff’s letter and followed the comment with the Company’s response.
Form 10-Q for the Quarter Ended September 30, 2007
Item I. Financial Information, page 3
Notes to Condensed Consolidated Financial Statements, page 6
Note 15. Discontinued Operations, page 15
1.	We noted that from your response to prior comment 5 that you ceased operations of your mobile DVR business on August 28, 2007 in order to reduce expenses. We further note that you did not file pro forma financial statements on Form 8-K relating to the disposition of this business. Please tell us how you evaluated this disposition for significance under Rule 1-02(w) of Regulation S-X for purposes of filing the financial statements required by Item 9.01(b) of Form 8-K.
The Company did not file pro forma financial statements on Form 8-K relating to the disposition of the DVR business because it did not consider the discontinuation of this business to constitute a disposition of a significant amount of assets which constituted a business under CFR 210.11-01(d). Based on Item 2.01 of Form 8-K, the consolidated equity in the net book value of the DVR assets upon disposition was $3.5 million, or 4.0% of the consolidated assets of the Company of $87.4 million at September 30, 2007. In addition, there were no proceeds received from the disposition of the business as it was abandoned. Under Rule 1-02(w) of Regulation S-X, the DVR business disposed did not meet any of the conditions of a significant subsidiary per the following:
(a)	The Company’s and its other subsidiaries’ investments and advances to the DVR business were $2.9 million, which constituted approximately 3.3% of the total $89.8 million of the assets of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal year, December 31, 2006;

(b)	The Company’s and its other subsidiaries’ proportionate share of the total assets (after elimination of intercompany eliminations) of the DVR business was $2.7 million, which constituted approximately 3.1% of the total $89.8 million of the assets of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal year, December 31, 2006; and
(c)	The Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary was a loss of $162,000, which constituted approximately 6.6% of the $2.5 million in losses of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal year, December 31, 2006.
Since the Company does not view the discontinuation of the Company’s DVR business to constitute a disposition of a significant business or a significant amount of assets as set forth above, the Company believes it is not required to furnish pro forma financial statements on Form 8-K relating to the disposition of the DVR business.
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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 952-8404. Thank you for your assistance.
Very truly yours,
/s/ Randall Gausman
Randall Gausman
Chief Financial Officer
RAE Systems Inc.

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